

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 20, 2018

Zhe Ji
Chief Executive Officer
Puhui Wealth Investment Management Co., Ltd.
Suite 1002, W3 Office Building, Oriental Commerce Tower
No.1 Chang AnStreet, Dong Cheng District
Beijing, PRC100005

> **Re:** **Puhui Wealth Investment Management Co., Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed June 11, 2018**
> **File No. 333-225060**

Dear Mr. Ji:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 1, 2018 letter.

Preliminary Prospectus

Cover Page, page 1

1.   We note your disclosure identifies the minimum and maximum values of the offering. Please revise to also identify the title and amount of shares being offered. Refer to Item 501(b)(2) of Regulation S-K for guidance.

2.   We note that the offering period can be extended by mutual agreement between the company and the underwriter. Please revise to disclose the date the offering will end or, if this date is uncertain, describe the effect on investors. Refer to Item 501(b)(8)(iii) of Regulation S-K for guidance.

Business

Overview, page 72

3.   We note that Pucai-Fengsui Wenying No.1 Private Securities Fund was liquidated in February 2018. We also note on page 53 that this fund made up 7% of your total assets under management. Please revise your disclosures to address the following:

- Discuss the impact of the liquidation on your financial statements (i.e., both qualitatively and quantitatively).

- Disclose the reasons why the fund was liquidated. If other funds could be liquidated early, add a Risk Factor discussing the possibility and how those liquidations could impact your business.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Henderson at (202) 551-3364 or H. Stephen Kim at (202) 551-3291 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at (202) 551-2326 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel
Office of Financial Services

cc: Ari Edelman, Esq.
       David Selengut, Esq.